UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934*

Monogram Residential Trust, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

60979P 105
(CUSIP Number)

Yehuda Hecht
Madison International Realty
410 Park Avenue, 10th Floor
New York, New York 10022
(212) 688-8777

With a copy to:

Lee S. Parks
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60979P 105	Page 2 of 26 Pages

1	NAME OF REPORTING PERSON MIRELF V REIT Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 3 of 26 Pages

1	NAME OF REPORTING PERSON MIRELF V REIT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 4 of 26 Pages

1	NAME OF REPORTING PERSON Madison International Real Estate Liquidity Fund V, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60979P 105	Page 5 of 26 Pages

1	NAME OF REPORTING PERSON Madison International Holdings V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 6 of 26 Pages

1	NAME OF REPORTING PERSON Madison International Realty V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 7 of 26 Pages

1	NAME OF REPORTING PERSON Madison International Realty Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 8 of 26 Pages

1	NAME OF REPORTING PERSON MIRELF VI (AIV), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60979P 105	Page 9 of 26 Pages

1	NAME OF REPORTING PERSON MIRELF VI (U.S. Blocker), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60979P 105	Page 10 of 26 Pages

1	NAME OF REPORTING PERSON Madison International Real Estate Liquidity Fund VI, SCS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 11 of 26 Pages

1	NAME OF REPORTING PERSON MIRELF VI (SCS Blocker), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60979P 105	Page 12 of 26 Pages

1	NAME OF REPORTING PERSON Madison International Real Estate Liquidity Fund VI (TE), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60979P 105	Page 13 of 26 Pages

1	NAME OF REPORTING PERSON Madison International Real Estate Liquidity Fund VI (T), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60979P 105	Page 14 of 26 Pages

1	NAME OF REPORTING PERSON MIRELF VI (U.S.) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60979P 105	Page 15 of 26 Pages

1	NAME OF REPORTING PERSON Madison International Holdings VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 16 of 26 Pages

1	NAME OF REPORTING PERSON Madison International Realty VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 17 of 26 Pages

1	NAME OF REPORTING PERSON MIRELF VI REIT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 18 of 26 Pages

1	NAME OF REPORTING PERSON MIRELF VI REIT Investments II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 19 of 26 Pages

1	NAME OF REPORTING PERSON Ronald M. Dickerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 60979P 105	Page 20 of 26 Pages

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 4 ("Amendment No. 4") to Schedule 13D amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission on December 22, 2014 (the "Original Schedule 13D"), by the Reporting Persons (as defined below), as amended by Amendment No. 1, filed with the Securities and Exchange Commission on May 1, 2015, as further amended by Amendment No. 2, filed with the Securities and Exchange Commission on August 28, 2015, and as further amended by Amendment No. 3, filed with the Securities and Exchange Commission on November 6, 2015, relating to the common stock, par value $0.0001 per share ("Common Stock"), of Monogram Residential Trust, Inc. (the "Issuer"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D as previously amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3.  Except as specifically amended and supplemented by this Amendment No. 4, all other provisions of the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, shall remain in full force and effect.

This Amendment No. 4 is being filed by

•	MIRELF V REIT Investments LLC ("MIRELF V REIT Investments")
•	MIRELF V REIT ("MIRELF V REIT")
•	Madison International Real Estate Liquidity Fund V, LP ("MIRELF V")
•	Madison International Holdings V, LLC ("Holdings")
•	Madison International Realty V, LLC ("Realty", and together with MIRELF V REIT Investments, MIRELF V REIT, MIRELF V and Holdings, the "Fund V Entities")
•	MIRELF VI (AIV), LP ("MIRELF VI AIV")
•	MIRELF VI (U.S. Blocker), LP ("US Blocker")
•	Madison International Real Estate Liquidity Fund VI, SCS ("Fund VI SCS")
•	MIRELF VI (SCS Blocker), LP ("SCS Blocker")
•	Madison International Real Estate Liquidity Fund VI (TE), LP ("Fund VI TE")
•	Madison International Real Estate Liquidity Fund VI (T), LP ("Fund VI T")
•	MIRELF VI (U.S.) LP ("MIRELF VI")
•	Madison International Realty VI, LLC ("Realty VI")
•	Madison International Holdings VI, LLC ("Holdings VI")
•	MIRELF VI REIT ("MIRELF VI REIT")
•
MIRELF VI REIT Investments II, LLC ("MIRELF VI REIT Investments II", and together with MIRELF VI AIV, US Blocker, Fund VI SCS, SCS Blocker, Fund VI TE, Fund VI T, MIRELF VI, Realty VI, Holdings VI and MIRELF VI REIT, the "Fund VI Entities")

•	Madison International Realty Holdings, LLC ("Realty Holdings")
•	Ronald M. Dickerman ("Mr. Dickerman" and, together with the Fund V Entities, the Fund VI Entities and Realty Holdings, the "Reporting Persons").

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended in its entirety and replaced with the following:

(a)	This Statement is being filed jointly by:

•	The Reporting Persons

Mr. Dickerman, as the managing member of the general partner of MIRELF V, MIRELF VI, Fund VI TE, Fund VI T, MIRELF VI AIV, US Blocker and SCS Blocker, the trustee of MIRELF V REIT and MIRELF VI REIT, is the chief executive officer and president of MIRELF V REIT and MIRELF VI REIT solely for the purposes of executing and attesting any amendment to the Certificates of Trust of MIRELF V REIT and MIRELF VI REIT or any other document required by law to be executed and/or attested by one or more officers of MIRELF V REIT or MIRELF VI REIT.

Except as set forth above, none of the Reporting Persons which is an entity has any directors or executive officers.

CUSIP No. 60979P 105	Page 21 of 26 Pages

(b)	The address of the principal business office of each of the Reporting Persons is 410 Park Avenue, 10th Floor, New York, New York 10022.

(c)	MIRELF V REIT Investments

MIRELF V REIT Investments, a Delaware limited liability company, was formed for the primary purpose of acting as an acquisition vehicle for MIRELF V to facilitate acquiring and holding securities of publicly traded U.S. companies.

MIRELF V REIT

MIRELF V REIT, a Maryland Statutory Trust, was formed for the primary purpose of acting as an acquisition vehicle for MIRELF V and engaging in business as a real estate investment trust within the meaning of Section 856 of the Internal Revenue Code of 1986, as amended.  MIRELF V REIT is the sole member of MIRELF V REIT Investments.

MIRELF V

MIRELF V, a Delaware limited partnership, was formed to invest in core real estate and potential additional transactions through secondary market purchases of partial illiquid ownership and/or thinly-traded ownership interests in entities owning Class A commercial properties and portfolios.  MIRELF V is the trustee of MIRELF V REIT.

Holdings

Holdings, a Delaware limited liability company, was formed for the primary purpose of acting as the sole general partner of MIRELF V.

Realty

Realty, a Delaware limited liability company, was formed for the primary purpose of acting as the asset manager of MIRELF V.

MIRELF VI AIV

MIRELF VI, a Delaware limited partnership, was formed to serve as an "alternative investment vehicle" of Madison International Real Estate Liquidity Fund VI (I), LP.

US Blocker

US Blocker, a Delaware limited partnership, was formed to hold an investment in MIRELF VI.

Fund VI SCS

Fund VI SCS, a Luxembourg common limited partnership, was formed to invest in and hold interests in various Fund VI Entities and related investment vehicles.

SCS Blocker

SCS Blocker, a Delaware limited partnership, was formed to hold an investment in MIRELF VI.

Fund VI TE

Fund VI TE, a Delaware limited partnership, was formed to invest in and hold interests in various Fund VI entities and related investment vehicles.

Fund VI T

CUSIP No. 60979P 105	Page 22 of 26 Pages

Fund VI T, a Delaware limited partnership, was formed to invest in and hold interests in various Fund VI entities and related investment vehicles.

MIRELF VI

MIRELF VI, a Delaware limited partnership, was formed as an investment vehicle to make investments for the certain other Fund VI Entities. MIRELF VI is the trustee of MIRELF VI REIT.

Holdings VI

Holdings VI, a Delaware limited liability company, was formed for the primary purpose of acting as the general partner of MIRELF VI, and other Fund VI Entities and related investment vehicles.

Realty VI

Realty VI, a Delaware limited liability company, was formed for the primary purpose of acting as the asset manager of MIRELF VI, and other Fund VI Entities and related investment vehicles.

MIRELF VI REIT

MIRELF VI REIT, a Maryland Statutory Trust, was formed for the primary purpose of acting as an acquisition vehicle for MIRELF VI and engaging in business as a real estate investment trust within the meaning of Section 856 of the Internal Revenue Code of 1986, as amended.  MIRELF VI REIT is the sole member of MIRELF VI REIT Investments II.

MIRELF VI REIT Investments II

MIRELF VI REIT Investments II, a Delaware limited liability company, was formed for the primary purpose of acting as an acquisition vehicle for MIRELF VI to facilitate acquiring and holding securities of publicly traded U.S. companies.

Realty Holdings,

Realty Holdings, a Delaware limited liability company, was formed for the primary purpose of holding the interests of Realty, Realty VI and the asset managers of other investment vehicles controlled by Mr. Dickerman. Realty Holdings is the managing member of Realty and Realty VI.

Mr. Dickerman

Mr. Dickerman, a United States citizen, is the managing member of Holdings, Realty, Realty Holdings, Holdings VI, and Realty VI.  Mr. Dickerman also controls other entities that collectively operate under the trade name "Madison International Realty".

(d)
During the last five years, none of the Reporting Persons, has been (1) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(e)	See Item 2(d) above.

(f)	See Item 2(c) above.

CUSIP No. 60979P 105	Page 23 of 26 Pages

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended by replacing the third paragraph with the following:

The Reporting Persons are contemplating approaching the Issuer in connection with the possible negotiated acquisition of, a limited number of assets or interests in assets (or the economic rights associated therewith) of the Issuer by one or more of the Reporting Persons or their affiliates. In connection therewith, the Issuer and one or more of the Reporting Persons or their affiliates may enter into a confidentiality agreement, pursuant to which the Issuer will make available to the applicable Reporting Persons, as well as certain of their affiliates, representatives and agents, certain information, for the purpose of enabling the parties to determine whether to engage in any such transaction.  The Reporting Persons or their affiliates may, from time to time, and without further amendment to this statement, submit to the Issuer indications of interest or proposals with respect to pursuing such a potential transaction and engaging in negotiations with the Issuer.  The Reporting Persons do not intend to further amend this Schedule 13D regarding any such plans or proposals until such time as an agreement has been reached or such discussions have been terminated, unless otherwise required to do so.

There is no assurance that the Reporting Persons or their affiliates will acquire additional shares or submit any such indications of interest or proposals or that the Reporting Persons or their affiliates will reach an agreement with the Issuer with respect to any potential transaction.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in any of, the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters (in addition to the matters described in this Item 4) in the future and, subject to applicable law, may formulate a plan with respect to such matters.  From time to time the Reporting Persons may hold discussions with management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such other matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended in its entirety and replaced with the following:

(a) and (b)

The aggregate percentage of Common Stock reported as owned by each Reporting Person is based upon the 166,607,432 shares of Common Stock disclosed by the Issuer as outstanding as of October 31, 2015 in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 5, 2015.

By virtue of the relationships reported under Item 2, the Fund V Entities, the Fund VI Entities, Realty Holdings and Mr. Dickerman may be deemed to have shared voting and dispositive power with respect to the Purchased Shares, the Additional Purchased Shares, the Second Additional Purchased Shares, and the Third Additional Purchased Shares acquired by MIRELF V REIT Investments, which, based on calculations made in accordance with Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, constitute approximately 7.8% of the outstanding Common Stock.

Holdings, Holdings VI, and Mr. Dickerman disclaim beneficial ownership of the shares of Common Stock beneficially owned by any of the other Funds V Entities or Fund VI Entities to the extent that equity interests in such entities are held directly or indirectly by different persons.

In addition, (i) each of the Fund V Entities disclaim beneficial ownership of shares of Common Stock beneficially owned by any of the Fund VI Entities to the extent they are held by different persons, (ii) each of the Fund VI Entities disclaim beneficial ownership of shares of Common Stock beneficially owned by any of the Fund V Entities to the extent they are held by different persons, and (ii) Realty, Realty VI and Realty Holdings disclaim beneficial ownership of shares of Common Stock beneficially owned by any of the Fund V Entities, the Fund VI Entities or Mr. Dickerman.

CUSIP No. 60979P 105	Page 24 of 26 Pages

(c)	None of the Reporting Persons or any other person or entity referred to in Item 2 has effected any transactions in the Common Stock during the 60 day period immediately preceding February 19, 2016.

(d)	By virtue of the relationships described in Item 2, each of the Reporting Persons may be deemed to have the power to direct the receipt of dividends declared on the Purchased Shares, the Additional Purchased Shares, Second Additional Purchased Shares, and Third Additional Purchased Shares and the proceeds from the sale of such Purchased Shares, Additional Purchased Shares, Second Additional Purchased Shares and Third Additional Purchased Shares.

(e)	Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Second Amended and Restated Joint Filing Agreement, dated February 19, 2016

CUSIP No. 60979P 105	Page 25 of 26 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2016

MIRELF V REIT Investments LLC		MIRELF V REIT

By:	MIRELF V REIT,	By:	Madison International Real Estate Liquidity Fund V, LP,
	its Managing Member		its Trustee

By:	Madison International Real Estate Liquidity Fund V, LP,	By:	Madison International Holdings V, LLC,
	its Trustee		its General Partner

By:	Madison International Holdings V, LLC,	By:	/s/ Ronald M. Dickerman
	its General Partner		Ronald M. Dickerman, Managing Member

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Member

Madison International Real Estate Liquidity Fund V, LP		Madison International Realty V, LLC

By:	Madison International Holdings V, LLC,	By:	Madison International Realty Holdings, LLC,
	its General Partner		its Managing Member

By:	/s/ Ronald M. Dickerman	By:	/s/ Ronald M. Dickerman
	Ronald M. Dickerman, Managing Member		Ronald M. Dickerman, Managing Member

Madison International Holdings V, LLC		Madison International Realty Holdings, LLC

By:	/s/ Ronald M. Dickerman	By:	/s/ Ronald M. Dickerman
	Ronald M. Dickerman, Managing Member		Ronald M. Dickerman, Managing Member

MIRELF VI (U.S.), LP		MIRELF VI REIT

By:	Madison International Holdings VI, LLC	By:	MIRELF VI (U.S.), LP
	its General Partner		its Trustee

By:	/s/ Ronald M. Dickerman	By:	Madison International Holdings VI, LLC
	Ronald M. Dickerman, Managing Member		its General Partner

		By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Member

CUSIP No. 60979P 105	Page 26 of 26 Pages

Madison International Realty VI, LLC		MIRELF VI (AIV), LP

By:	Madison International Realty Holdings, LLC,	By:	Madison International Holdings VI, LLC,
	its Managing Member		its General Partner

By:	/s/ Ronald M. Dickerman	By:	/s/ Ronald M. Dickerman
	Ronald M. Dickerman, Managing Member		Ronald M. Dickerman, Managing Member

MIRELF VI (U.S. Blocker), LP		Madison International Real Estate Liquidity Fund VI, SCS

By:	Madison International Holdings VI, LLC,	By:	Madison International Real Estate (Lux) GP, S.à r.l.,
	its General Partner		its General Partner

By:	/s/ Ronald M. Dickerman	By:	/s/ Ronald M. Dickerman
	Ronald M. Dickerman, Managing Member		Ronald M. Dickerman, Manager

MIRELF VI (SCS Blocker), LP		Madison International Real Estate Liquidity Fund VI (TE) LP

By:	Madison International Holdings VI, LLC,	By:	Madison International Holdings VI, LLC,
	its General Partner		its General Partner

By:	/s/ Ronald M. Dickerman	By:	/s/ Ronald M. Dickerman
	Ronald M. Dickerman, Managing Member		Ronald M. Dickerman, Managing Member

Madison International Real Estate Liquidity Fund VI (T) LP		Madison International Holdings VI, LLC

By:	Madison International Holdings VI, LLC,	By:	/s/ Ronald M. Dickerman
	its General Partner		Ronald M. Dickerman, Managing Member

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Member

Ronald M. Dickerman		MIRELF VI REIT Investments II, LLC

/s/ Ronald M. Dickerman		By:	MIRELF VI REIT,
its Sole Member

		By:	MIRELF VI (U.S.), LP,
its Trustee

		By:	Madison International Holdings VI, LLC,
its General Partner

		By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Member